Exhibit 8.1

Opinion of Mette, Evans & Woodside regarding federal income tax matters

Board of Directors

Community Banks, Inc.

150 Market Square

P. O. Box 350

Millersburg, PA 17061

Re:	Merger of the Abstracting Company of York County with and into

The Sentinel Agency, LLC, a wholly owned subsidiary of

Community Banks

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of a proposed reorganization involving Community Banks, Inc. (“Community”), a Pennsylvania corporation; the Abstracting Company of York County (“ABCO”), a Pennsylvania corporation, Community Banks (“Bank”), a Pennsylvania state-chartered bank and wholly-owned subsidiary of Community and The Sentinel Agency, LLC (“Sentinel”). The reorganization is described in the Proxy Statement/Prospectus dated March     , 2003 and in the Agreement and Plan of Reorganization dated December 17, 2002 (the “Agreement”). Community has one class of stock outstanding, which is voting common stock. ABCO also has only voting common stock outstanding.

Pursuant to and in accordance with the Pennsylvania Business Corporation Law, ABCO will be merged into Sentinel (the “Merger”), and the resulting entity will be Sentinel. Sentinel will operate the business of ABCO as a division of Sentinel, using the “ABCO” name. As a result of the Merger, Sentinel will succeed to all of the assets of ABCO, subject to all of the liabilities of ABCO.

Each share of common stock of ABCO will be exchanged for shares of common stock of Community determined in accordance with the exchange ratio provided in the Merger Agreement, except for shares of ABCO held by shareholders who exercise their dissenters’ rights. Dissenting shareholders may surrender their ABCO stock to Community and receive cash payments representing the fair market value of such stock, subject to the provisions of the Pennsylvania Business Corporation Law.

Shareholders of ABCO who would have otherwise been entitled to a fraction of a share of Community common stock will be paid an amount in cash equal to such fraction multiplied by the “average closing price” (as defined in the Merger Agreement) of one (1) whole share of Community common stock. The cash received by dissenting shareholders and by shareholders who receive cash in lieu of fractional shares will be provided by Community.

In connection with the proposed Merger and related transactions you have made the following representations to us:

1. Original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents, and there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

2. The Merger will be effective under The Pennsylvania Business Corporation Law.

3. The total fair market value of the Community common stock and cash received by ABCO shareholders will be approximately equal to the fair market value of the ABCO common stock surrendered in the Merger.

4. To the best knowledge of ABCO management, there is no plan or intention on the part of ABCO shareholders to sell, exchange, or otherwise dispose of a number of shares of Community common stock received in the Merger that would reduce ABCO’s shareholders’ ownership of Community common stock to a number of shares having a value, as of the date of the Merger, of less than eighty (80%) percent of the value of all of the formerly outstanding ABCO stock as of the same date. For this purpose, shares of ABCO common stock exchanged for cash in exercise of dissenters’ rights or in lieu of fractional shares of Community common stock are treated as outstanding ABCO stock on the date of the Merger. Moreover, ABCO stock and Community stock held by ABCO shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction, have been taken into account in making this representation.

5. Community has no plan or intention to reacquire any of its stock issued in the Merger or make any extraordinary distribution in respect of its stock.

6. Sentinel has no plan or intention to sell or otherwise dispose of any of its assets or the assets of ABCO acquired in the Merger, except for dispositions made in the ordinary course of business.

7. The liabilities of ABCO were incurred by ABCO in the ordinary course of its business.

8. Following the Merger, Sentinel will continue its historic business or use a significant portion of its historic business assets in a business.

9. Community, ABCO, and the ABCO shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

10. There is no intercorporate indebtedness existing between ABCO and Community or its subsidiaries that was issued, acquired, or will be settled at a discount.

11. Neither Community nor ABCO is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986 as amended (the “Code”).

12. Neither Community nor ABCO is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

13. ABCO shareholders will receive and retain a meaningful continuing equity ownership in Community that is sufficient to satisfy the continuity of interest requirement as specified in Treas. Reg. §1.368-1(b) and as interpreted in certain Internal Revenue Service rulings and federal judicial decisions.

14. After the Merger, Sentinel will continue to hold “substantially all” of ABCO’s properties acquired in the Merger within the meaning of Section 368(a)(2)(E) of the Code and the regulations promulgated thereunder.

15. None of the compensation to be received by any ABCO shareholder-employee pursuant to any employment agreement or any covenants not to compete will be separate consideration for, or allocable to, any of their shares of ABCO stock; the compensation to be paid to any ABCO shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

16. No distributions will have been made by ABCO with respect to its stock preceding the proposed transaction other than distributions consistent in amount and in effect with prior dividend policy.

17. The issuance of cash in lieu of fractional shares merely represents the mechanical rounding off of the fractional share interests. It is undertaken solely for the purpose of saving Community the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained for consideration. The aggregate amount of cash to be issued in lieu of fractional shares is anticipated to be less than one (1%) percent of the total value of Community common stock received by ABCO shareholders.

18. ABCO has not redeemed any of its capital stock within the last three (3) years.

19. The common stock of Community to be received by the shareholders of ABCO is not subject to put or call options.

Based on our understanding of the pertinent facts as set forth above and applicable law, as enacted and construed on the date hereof, it is our opinion that:

(i)	the Merger of ABCO with and into Sentinel in accordance with the Merger Agreement will constitute a reorganization within the meaning of Section 368(a) of the Code, and each of ABCO, Sentinel, and Community will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	no gain or loss will be recognized by ABCO, Sentinel or Community as a result of the Merger;

(iii)	except for cash received in lieu of fractional shares, no gain or loss will be recognized by the shareholders of ABCO who receive solely Community common stock upon the exchange of their shares of ABCO common stock for shares of Community common stock;

(iv)	the basis of the Community common stock to be received by the ABCO shareholders will be, in each instance, the same as the basis of the ABCO common stock surrendered in exchange therefor;

(v)	to the extent that ABCO stock is held as a capital asset, the holding period of the Community common stock received by the shareholders of ABCO receiving Community common stock will include the period during which the ABCO common stock surrendered in exchange therefor was held;

(vi)	to the extent that they hold their ABCO common stock as capital assets, cash received by ABCO shareholders in lieu of a fractional share interest in Community common stock will be treated as having been received as a distribution in full payment for such fractional share interest in Community common stock, subject to the provisions of Section 302(a) of the Code.

We are pleased to offer this opinion based on the federal income tax laws as of this date. No assurances can be provided as to future changes in administrative or judicial interpretations of these laws. No opinion is expressed with respect to state and local taxes, federal, or state securities law and other federal or state law not expressly referred herein.

We hereby consent to the filing of this opinion as an Exhibit to the aforementioned Registration Statement. In giving this opinion, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Mette, Evans & Woodside